DayStar Technologies, Inc. 13 Corporate Drive Halfmoon NY 12065 Phone: 1.518-383-4600 Fax: 1.518-383-7900 www.daystartech.com

July 12, 2006

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Re:	DayStar Technologies, Inc.
Registration Statement on Form S-3
Filed June 8, 2006
File No. 333-134825

Dear Mr. Mancuso:

This letter responds to the issues raised in your letter dated May 31, 2006. In providing such response, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.:

Form S-3 Filed June 8, 2006

Russell Mancuso

July 12, 2006

1.	“Please ensure that the comments in our letter dated May 31, 2006 are resolved before requesting that the effective date of this registration statement be accelerated.”

Response to Item 1.

All comments to your letter dated May 31, 2006 have been addressed. Pursuant to our response to you on June 29, 2006, DayStar agreed to change its disclosure concerning the risks related to the accounting treatment of the transaction. Accordingly, the following risk factor has been deleted and replaced with the new risk factor set forth below.

Prior disclosure (see page 14).

Accounting charges resulting from our issuance of the Note will lead to significant non-cash charges which will adversely impact future interest expense and net loss. While our accounting evaluation of the Note is not complete, because of certain contractual provisions in the Note and Warrant agreements together with certain provisions of United States Generally Accepted Accounting Principles, we will likely be required to record approximately $4.5 million in non-cash interest charges over the life of the Note (in addition to interest expense relating to the 7.5% interest rate borne by the Note which will be paid in cash or shares of our common stock, at our option).

Revised disclosure

Accounting charges resulting from the warrants issued in connection with the Note may lead to significant non-cash charges which would adversely impact future interest expense and net loss, and may also lead to future volatility in our financial statements. Because of certain contractual provisions in the warrant agreements together with certain provisions of United States Generally Accepted Accounting Principles, we will be required to record approximately $5.3 million in non-cash interest charges over the life of the Note (in addition to interest expense relating to the 7.5% interest rate borne by the Note which will be paid in cash or shares of our common stock, at our option). Additionally, we will be required to record the warrants as derivative liabilities, which will be required to be marked to market on a quarterly basis. This will likely result in a significant adverse impact to future net income and earnings per share and will likely introduce additional volatility to our future operating results.

Signatures Page

2.	“Please file the power of attorney signed by the individuals who granted the attorney-in-fact authority.”

Russell Mancuso

July 12, 2006

Response to Item 2.

Copies of the powers of attorney are included with this letter and will be filed as an Exhibit to our amended Form S-3.

Should you have any further questions regarding our response to your comments, please contact me at (518) 383-4600 ext. 403.

Sincerely,

/s/    STEPHEN A. AANDERUD

Stephen A. Aanderud

Chief Financial Officer

(Principal Financial and Accounting Officer)

Attachment

DAYSTAR TECHNOLOGIES, INC.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John R. Tuttle and Thomas A. Polich (with full power to each of them to act alone) his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and on his or her behalf and in his or her place and stead in any and all capacities, to make, execute and sign DayStar Technologies, Inc.’s securities offering registration statement filed on Form S-3 and any and all amendments, including any post-effective amendments, and supplements to such registration statement, and to file the same, with any and all exhibits and other documents requisite in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this 2nd day of June, 2006.

/s/ ROBERT G. ALDRICH
Robert G. Aldrich

/s/ RANDOLPH A. GRAVES, JR.
Randolph A. Graves, Jr.

/s/ KELLY A. LOVELL
Kelly A. Lovell

/s/ SCOTT M. SCHECTER
Scott M. Schecter

/s/ STEVEN C. ARGABRIGHT
Steven C. Argabright